Sub-item 77Q3

(a)(i) The Chief Executive and Financial Officers concluded that the Registrant's Disclosure Controls and Procedures are effective based on the evaluation of the Disclosure Controls and Procedures as of a date within 90 days of the filing date of this report.

(a)(ii) Management, in response to an issue it identified in connection with a report concerning a different registrant in the Scudder complex, has discussed with the Audit Committee and the Fund's auditors that management is instituting additional procedures to enhance its internal controls including procedures to provide additional assistance that the internal controls operate as designed.